INNOPHOS, INC.

INNOPHOS MEXICO HOLDINGS, LLC

259 Prospect Plains Road,

Cranbury, New Jersey 08512

February 13, 2006

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

FAX: (202) 932-7768

Attention:     Ms. Lesli L. Sheppard

Re:	Innophos, Inc. (the “Company”) and Innophos Mexico Holdings, LLC
(the “Guarantor” and, together with the Company, the “Registrants”)
Registration Statements on Form S-4, Filed November 23, 2005,
File No. 333-129951 and File No. 333-129554, as amended (the “Registration Statements”)

Ladies and Gentlemen:

The Registrants hereby withdraw their prior request for acceleration of the effective date of their Registration Statements to 3 p.m., Eastern time, on February 13, 2006 by letter dated February 10, 2006.

The Registrants hereby request acceleration of the effective date of their Registration Statements to 3 p.m., Eastern time, on February 14, 2006 or as soon thereafter as possible.

The Companies hereby acknowledge their responsibilities under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. The Registrants hereby further acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call David D. McCusker of Kirkland & Ellis LLP, counsel to the Registrants, at (212) 446-4734 as soon as the Registration Statements have been declared effective.

Very truly yours,

INNOPHOS, INC.

By:   /s/ Richard Heyse

Name: Richard Heyse

Its: Chief Financial Officer

INNOPHOS MEXICO HOLDINGS, LLC

By:   /s/ Richard Heyse

Name: Richard Heyse

Its: Chief Financial Officer